CHINA QINBA PHARMACEUTICALS, INC.
24 th Floor, Building A

Zhengxin Mansion, No. 5 of 1 st Gaoxin Road

Hi-Tech Development Zone

Xi’an City, People’s Republic of China

November 18, 2009

VIA EDGAR, FACSIMILE

AND OVERNIGHT MAIL

United States Securities

   and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C.  20549

Attention:  Jeffrey Riedler

Re:

China QinBa Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-156543

Dear Mr. Riedler:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “ Securities Act ”), China QinBa Pharmaceuticals, Inc. (the “ Company ”) hereby respectfully requests withdrawal of its Registration Statement on Form S-1 (File No. 333-156543), together with all exhibits and the amendments thereto (collectively, the “ Registration Statement ”).  The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on January 2, 2009.

In light of current public market conditions, the Company has determined not to proceed with the offering described in the Registration Statement at this time.  The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  Furthermore, the Registration Statement was not declared effective by the Commission.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Hank Gracin, at (561) 237-0804.

Sincerely,

/s/ WANG GUOZHU

Wang Guozhu
Chairman

cc:  Hank Gracin, Esq.